UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1    (a) NAME OF ISSUER (Please type or print)

     Kansas City Southern

     (b)  IRS IDENT. NO.

     44-0663509

     (c)  S.E.C. FILE NO.

     1-4717

1    (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE

     427 West 12th Street

     Kansas City, MO 64105

     (e)  TELEPHONE NO.

     816-983-1303

2    (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD:

     Michael Haverty

     (b)  IRS IDENT. NO.


     (c)  RELATIONSHIP TO ISSUER

     Officer and Director


3    (a) Title of the Class of Securities To Be Sold

     Common


(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities Broker-Dealer


     UBS Securities, LLC
     677 Washington Boulevard
     Stanford, CT  06901



File Number



SEC USE ONLY (c)
Number of Shares
or Other Units
To Be Sold
(See instr. 3(c))

350,000


(d)
Aggregate
Market
Value
(See instr. 3(d))


9,810,500


(e)
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))

75,832,354


(f)
Approximate
Date of Sale
(See instr. 3(f))
(MO. DAY YR.)

11/15/2006


(g)
Name of Each
Securities
Exchange

NYSE



TABLE I -- SECURITIES TO BE SOLD





Title of     Date you      Nature of Acquisition Transaction     Name of Person            Amount of      Date      Nature
the Class    Acquired                                            from Whom Acquired        Securities      of         of
                                                                                            Acquired     Payment   Payment

Common      01/01/2000     Employee Stock Purchase Plan          Kansas City Southern          295     01/01/2000    Cash
Common      06/29/2000     Open Market Purchase                                             30,000     06/29/2000    Cash
Common      07/07/2000     Open Market Purchase                                             30,000     07/07/2000    Cash
Common      07/13/2000     Restricted Stock Purchase             Kansas City Southern       99,000     07/13/2000    Cash
Common      07/13/2000     Employee Stock Option Exercise        Kansas City Southern       97,029     07/13/2000    Cash
Common      07/31/2000     Open Market Purchase                                             93,676     07/31/2000    Cash





TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS


REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


November 15, 2006                          Michael R. Haverty
---------------------------                -------------------------------------
DATE OF NOTICE                             (SIGNATURE)

                             ATTACHMENT TO FORM 144



Section 3(d): The value used is as of November 14, 2006.

Remarks:

This form 144 is being filed in conjunction with an SEC Rule 10B5-1 Trading Plan entered into on November 15, 2006, 2006 by Mr. Michael Haverty.

In accordance with the procedures described in the Commission's interpretive letter to Goldman, Sachs & Co. dated December 20, 1999, the shares noticed in
Section 3(c) of this Form 144 are expected to be subject to a pre-paid forward sale contract entered into between Mr. Haverty and the broker named in Section 3(b) of this Form 144. The pre-paid forward sale contract will provide for an up-front cash payment to Mr. Haverty. The amount of such payment will be based upon the then-current market price of KCS Common Stock. Upon the expiration of the contract (approximately three years following the cash payment to Mr. Haverty) Mr. Haverty will be obligated to deliver a specified number of shares of KCS Common Stock or instead make a cash settlement. Mr. Haverty intends to pledge the shares subject to the pre-paid forward sale contracts to secure his obligations thereunder.